UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
eTelecare Global Solutions, Inc.
(Name of Subject Company)
eTelecare Global Solutions, Inc.
(Name of Persons Filing Statement)
American Depositary Shares, each representing
one common share,
par value two Philippine pesos per share
(Title of Class of Securities)
29759R102
(CUSIP Number of Class of Securities)
John R. Harris
President and Chief Executive Officer
eTelecare Global Solutions, Inc.
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines
63 (2) 916 5670
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With a copy to:
Jorge A. del Calvo, Esq.
James J. Masetti, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304
(650) 233-4500
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE
Ayala Corporation and Providence Equity Partners Reach Agreement with eTelecare to Acquire it for
US$9.00 per Share in Cash
Manila, Philippines — September 22, 2008 — Ayala Corporation (PSE: AC), announced that, together with Providence Equity Partners, the leading private equity firm specializing in the telecom and media sectors, it has entered into a definitive agreement with eTelecare Global Solutions (NASDAQ: ETEL; PSE: ETEL), a leading provider of complex business process outsourcing (BPO) solutions, for affiliates of Ayala and Providence to commence a tender offer in the Philippines and the United States to acquire up to all of the outstanding shares of eTelecare common shares, and up to all of the outstanding eTelecare American Depositary Shares, for US$9.00 per share in cash. The total transaction value is approximately US$290 million.
The transaction is not subject to any financing conditions. The Special Committee of eTelecare’s Board of Directors unanimously recommended the offer to eTelecare’s Board, which, with the interested director recusing himself from the vote, unanimously approved the transaction.
“Our further investment in eTelecare underscores Ayala Corporation’s stated strategy of investing in companies that are leaders in global growth industries that can leverage the competitive advantages of the Philippines,” said Fred Ayala, CEO of LiveIt, the BPO investment company of Ayala Corporation.
Mr. Ayala added that “We have been a long term shareholder in eTelecare since 2006, and our investment reflects our continued confidence in the long term growth prospects of the global BPO industry, particularly during periods such as the current global economic slowdown when the pressures to cut costs accelerate the trend towards offshore outsourcing. It also demonstrates our continued confidence in the management team and the 13,000 plus members of the eTelecare family.”
Mr. Ayala further said that “We have partnered with Providence, a US based private equity firm which manages funds with $22 billion in equity commitments, because we believe that they will be value added partners who can help eTelecare further develop its client base in the telecom and media sectors, as well as provide complementary capital and expertise.”

About Ayala
Ayala Corporation was founded in 1834 and is the holding company of one of the largest and most diversified business groups in the Philippines, with interests that include real estate, financial services, telecommunications, electronics, and information technology. LiveIt Solutions, Inc. is its holding company in the BPO sector, with significant holdings in eTelecare, Integreon (a leading Knowledge Process Outsourcing firm that offers outsourced legal, research and analytics services) and Affinity Express (a leading provider of outsourced graphics and creative design services). Additional information is available at www.ayala.com.ph/.
Additional Information
The tender offer described in this announcement has not yet commenced. This announcement and the description contained herein is for information purposes only and is neither an offer to purchase nor a solicitation of an offer to sell common shares or American Depositary Shares of eTelecare. At the time the tender offer is commenced, the entity formed by the investor group to make the offer intends to file with the United States Securities and Exchange Commission (the “US SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, in addition to similar documentation intended to be filed with the Philippine Securities and Exchange Commission (the “PSEC”), and eTelecare intends to file with the US SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer, and similar documentation intended to be filed with the PSEC. The offeror in the tender offer and eTelecare intend to mail these documents to the shareholders of eTelecare. These documents will contain important information about the tender offer and shareholders of eTelecare are urged to read them carefully when they become available. Shareholders and holders of American Depositary Shares of eTelecare will be able to obtain a free copy of these documents (when they become available) and other documents filed by eTelecare or the offeror with the US SEC at the website maintained by the US SEC at www.sec.gov. In addition, copies of the tender offer statement and related materials may be obtained for free (when they are available) by directing such requests to the information agent for the tender offer.
Contact Information
Nona Torres
Head of Investor
Relations Ayala
Corporation 632-841-5446